UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date April, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Finance

April 11, 2025
Medellin, Colombia

BANCOLOMBIA CLARIFIES THE EX-DIVIDEND PERIOD OF THE PROPOSAL FOR DISTRIBUTION OF EXTRAORDINARY DIVIDENDS

In accordance with the announcement made to the market on March 21, 2025, Bancolombia S.A. clarifies that the ex-dividend period for the extraordinary dividend distribution proposal, which will be submitted for consideration by the Extraordinary General Shareholders' Meeting on April 23, 2025, will be between the first business day following the date the dividends are declared and the payment date, as follows:

Beginning of ex dividend period (*)	End of ex-dividend period (*)
April 24, 2025	April 29, 2025

(*) The dates of the ex-dividend period will be subject to adjustments in accordance with the provisions of the Colombian Stock Exchange

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
IR@bancolombia.com.co

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